Exhibit 99.4

ZTO Express (Cayman) Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZTO and SEHK: 2057)

Form of Proxy for Extraordinary General Meeting

to be held on April 14, 2023

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of ZTO Express (Cayman) Inc., a Cayman Islands company (the “Company”), of proxies from the holders of the issued Class A ordinary shares with a par value of US$0.0001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.0001 per share of the Company (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “Meeting”) to be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong on April 14, 2023 at 2:00 p.m. (local time), and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “Meeting Notice”).

Only the holders of record of the Ordinary Shares on the Company’s register of members at the close of business on March 13, 2023 (Hong Kong Time) (the “Record Date”) are entitled to notice of, to attend and to vote at the Meeting. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes, on all matters subject to vote at the Meeting. The quorum of the Meeting is one or more holders of Ordinary Shares which carry in aggregate no less than 10% of all votes attaching to all shares in issue, present in person or by proxy and entitled to vote, throughout the Meeting.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Ordinary Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

To be valid, this Form of Proxy must be completed, signed and returned to 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible so that it is received by the Company no later than 2:00 p.m., Hong Kong time, on April 12, 2023 to ensure your representation at the Meeting.

ZTO Express (Cayman) Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZTO and SEHK: 2057)

Form of Proxy for Extraordinary General Meeting

to be held on April 14, 2023

(or any adjournment(s) or postponement(s) thereof)

I/We                                                                                                                                                                                                                                                                               of                                                                                                                                                                                                                                                                                      ,being the registered holder of      Class A Ordinary Shares,(Note 1) par value US$0.0001 per share, and Class  B Ordinary Shares,(Note 1) par value US$0.0001 per share, of ZTO Express (Cayman) Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting(Note 2)or                                                                                                                                                                                                                                                                               (email address:                                                                                                                                                                                                                                    )(Note 5) of                                                                                                                                                                                                                                                as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjournment(s) or postponement(s) thereof) of the Company to be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong and at any adjournment(s) or postponement(s) thereof (the “Meeting”), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.(Note 3)

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)	ABSTAIN(Note 3)
1.

As an ordinary resolution:

To grant a general mandate to the directors to issue, allot, and deal with additional Class A Ordinary Shares of the Company not exceeding 20% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution.

2.

As an ordinary resolution:

To grant a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution.

3.

As an ordinary resolution:

To extend the general mandate granted to the directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company.

4.

As a special resolution:

THAT the third amended and restated memorandum and articles of association be amended and restated in their entirety and by the substitution in their place of the fourth amended and restated memorandum and articles of association in the form as set out in Appendix II to the circular of the Company dated March 6, 2023 (the “Circular”) with effect from the Effective Date (as defined in the Circular) and THAT the board of directors be authorised to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Articles of Association (as defined in the Circular).

Dated , 2023	Signature(s)(Note 4)

Notes:

1	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
2	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
3	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” ALTERNATIVELY, YOU MAY ALSO INDICATE THE RESPECTIVE NUMBERS OF SHARES FOR EACH OF THE “FOR,” “AGAINST” AND “ABSTAIN” COLUMNS. Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in this form of proxy above shall be treated as the only valid form of proxy. Any alteration made to this form of proxy must be duly initialed by the person who signs it. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.

4	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.
5	A valid email address of your proxy must be provided in the space provided (except when the chairman of the Meeting is appointed as your proxy). If no email address is provided, your proxy cannot participate in the Meeting by online live webcast.